Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-4900 2135)	DEEP GHATAK deepghatak@drreddys.com (Ph: +91-40-4900 2121)

Dr. Reddy’s Q3 & 9M FY20 Financial Results

Hyderabad, India, January 27, 2020: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the quarter ended December 31, 2019 under International Financial Reporting Standards (IFRS).

Q3 Performance Summary	9M Performance Summary

Rs. 4,384 Cr

Revenue

[Down: 9% QoQ; Up: 14% YoY]

54.1%

Gross Margin

[Q2 FY20: 57.5%; Q3 FY19: 53.9%]

Rs. 1,267 Cr

SGNA expenses

[Down: 4% QoQ, Up: 5% YoY]

Rs. 395 Cr

R&D expenses

[9.0% of Revenues]

Rs. 1,074 Cr

EBITDA

[Down: 25% QoQ; Up: 24% YoY]

Rs. (527 Cr)*

Profit before Tax

[Down: 169% QoQ; 191% YoY]

Rs. 13,028 Cr

Revenue

[Up: 15% YoY]

54.7%

Gross Margin

[9M FY19: 54.9%]

Rs. 3,795 Cr

SGNA expenses

[Up: 4% YoY]

Rs. 1,122 Cr

R&D expenses

[8.6% of Revenues]

Rs. 3,642 Cr

EBITDA

[Up: 44% YoY]

Rs. 1,089 Cr

Profit before Tax

[Down: 34% YoY]

 * Excluding intangibles impairment of Rs. 1,320 Cr; Profit before tax is Rs. 793 Cr

Commenting on the results, Co-Chairman and MD, GV Prasad said “The current quarter performance has been good across all our businesses and we achieved strong EBITDA margins. The profits were impacted due to trigger based impairment charge taken on a few products including gNuvaring. We continue to focus on execution and have made significant progress on quality systems and operational efficiencies”.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 71.36

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q3 FY20		Q3 FY19		YoY	Q2 FY20		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	614	43,838	540	38,500	14	673	48,009	(9)
Cost of Revenues	282	20,116	249	17,748	13	286	20,389	(1)
Gross Profit	332	23,722	291	20,752	14	387	27,620	(14)
Operating Expenses
Selling, General & Administrative expenses	178	12,670	169	12,036	5	185	13,217	(4)
Research and Development expenses	55	3,949	51	3,668	8	51	3,662	8
Impairment of non-current assets	185	13,200	-	-		50	3,560	271
Other operating (income)	(3)	(228)	(10)	(681)	(67)	(2)	(135)	68
Results from operating activities	(82)	(5,869)	80	5,729	(202)	103	7,316	(180)
Net finance (income)	(6)	(419)	0	13		(3)	(231)	81
Share of (profit) / loss of equity accounted investees	(2)	(176)	(1)	(89)	98	(2)	(117)	50
Profit before income tax	(74)	(5,274)	81	5,805	(191)	107	7,664	(169)
Income tax expense	6	423	13	953	(56)	(46)	(3,261)	(113)
Profit for the period	(80)	(5,697)	68	4,852	(217)	153	10,925	(152)

Diluted Earnings Per Share (EPS)	(0.48)	(34.37)	0.41	29.21	(217)	0.92	65.82	(152)

As % to Revenues	Q3 FY20	Q3 FY19	Q2 FY20
Gross Profit	54.1	53.9	57.5
SG&A	28.9	31.3	34.9
R&D	9.0	9.5	7.6
EBITDA	24.5	22.5	29.9
PBT*	(12.0)	15.1	16.0
PAT	(13.0)	12.6	22.8

*Excluding intangibles impairment Q3 FY20 PBT @ 18.1%

EBITDA Computation

	Q3 FY20		Q3 FY19		Q2 FY20
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	(74)	(5,274)	81	5,805	107	7,664
Interest (income) net*	(4)	(274)	(4)	(260)	(3)	(226)
Depreciation	30	2,130	29	2,073	32	2,306
Amortization	13	955	14	1,035	14	1,033
Impairment	185	13,200	-	-	50	3,561
EBITDA	150	10,737	121	8,652	201	14,338

* Includes income from Investments

Note:

Q3 FY20 Financials include an impairment charge of Rs. 13,200 million on some of the Company’s products forming part of Global Generics and Proprietary Products segments
Q2 FY20 Financials include Rs. 6,901 million from the out-licensing income, net of expenses related to Neuro products of Proprietary Products
Q2 FY20 Financials include an impairment charge of Rs. 3,561 million on some of the Company’s products forming part of Global Generics segment

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 71.36

Key Balance Sheet Items

	As on 31st Dec, 2019		As on 30th Sep 2019		As on 31st Dec 2018
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	287	20,457	427	30,446	359	25,593
Trade receivables (current & non-current)	646	46,095	591	42,153	523	37,302
Inventories	529	37,746	491	35,033	475	33,911
Property, plant and equipment	739	52,709	743	53,008	776	55,344
Goodwill and Other Intangible assets	432	30,847	621	44,340	690	49,205
Loans and borrowings (current & non-current)	229	16,320	442	31,545	614	43,836
Trade payables	250	17,810	216	15,434	223	15,939
Equity	2,083	1,48,672	2,155	1,53,816	1,902	1,35,708

Revenue Mix by Segment

	Q3 FY20	Q3 FY19	YoY	Q2 FY20	QoQ
Particulars	(Rs.)	(Rs.)	Growth %	(Rs.)	Growth %
Global Generics	35,927	31,347	15%	32,816	9%
North America	15,999	14,832	8%	14,265	12%
Europe	3,093	2,030	52%	2,764	12%
India	7,636	6,741	13%	7,511	2%
Emerging Markets	9,199	7,744	19%	8,276	11%
Pharmaceutical Services and Active Ingredients (PSAI)	6,906	5,937	16%	7,107	-3%
Proprietary Products & Others	1,005	1,216	(18)%	8,086	(88)%
Total	43,838	38,500	14%	48,009	(9)%

Revenue analysis (Segment wise)

Sales for the quarter is Rs. 43.8 billion with a year-on-year growth of 14%. Sequentially, it has declined by 9%. In Q2 FY 20, we had out-licensed 2 neuro products of the proprietary products business and recognized a revenue of Rs. 7.2 billion. Adjusted for this, the sequential quarter growth is 7%, and is highest ever quarterly sales from operations, without any one-off item.

Global Generics (GG)

Revenues from GG segment at Rs. 35.9 billion. Year-on-year growth of 15%, primarily driven by Europe, Emerging Markets and India. Sequential growth of 9%, primarily driven by NAG, Europe and EM.

•

Revenues from North America at Rs. 16.0 billion. Year-on-year revenues grew by 8%. Sequential growth of 12%, largely on account of higher volumes in some of our key molecules partly offset by price erosion in some of our key molecules. We launched five new products (Bortezomib injection, Doxercalciferol, Deferasirox dispersable tabs, Deferasirox film coated tabs, Sodium Nitroprusside injection) during the quarter.

As of 31st December 2019, cumulatively 101 generic filings are pending for approval with the USFDA (99 ANDAs and 2 NDAs under 505(b)(2) route). Of these 99 ANDAs, 53 are Para IVs out of which we believe 32 have ‘First to File’ status.

•	Revenues from Emerging Markets at Rs. 9.2 billion. Year-on-year growth is 19%. Sequential growth is 11%.

-	Revenues from Russia at Rs. 4.9 billion. Year-on-year growth of 20%. Growth primarily driven by increase in volumes coupled with better realizations in some of the key molecules.

-	Revenues from other CIS countries and Romania market at Rs. 1.8 billion. Year-on-year growth of 26% largely driven by new products and volume traction.

-

Revenues from Rest of World (RoW) territories at Rs. 2.5 billion. Year-on-year growth of 12%, primarily driven by new products coupled with volume traction partly offset by price erosions in some of the key molecules.

•

Revenues from India at Rs. 7.6 billion. Year-on-year growth of 13%, driven by new products, improved realizations in base business and volume traction. Sequential growth is 2% due to improved realizations and launch of new products.

•

Revenues from Europe at Rs. 3.1 billion. Year-on-year growth of 52%, primarily on account of new products and volume traction in base business partly offset by lower realizations as few key molecules entered tenders. Sequential growth is 12% due to improvement in the sales of base business.

Pharmaceutical Services and Active Ingredients (PSAI)

•

Revenues from PSAI at Rs. 6.9 billion. Year-on-year growth of 16% largely driven by increase in volumes of API business. There is a sequential decline of 3% due to lower volumes pick up compared to Q2.

Proprietary Products Segment (PP)

•

Revenues from PP at Rs. 0.2 billion, as against Rs. 0.7 billion in Q3 FY 19 and Rs. 7.4 billion in Q2 FY 20, as we had out-licensed our commercialized derma products in Q4 FY 19 and commercialized neuro products in Q2 FY 20.

Income Statement Highlights:

•	Gross profit margin at 54.1% vs. Q3 FY 19 margin of 53.9% and Q2 FY 20 margin of 57.5%

-	Gross profit margin for GG and PSAI business segments are at 58.2% and 30.0% respectively.

-

Year on year gross profit margins marginally improved on account of new products contribution with better margins and manufacturing leverage offset by higher price erosion in some of the key molecules in the US, Europe and RoW markets.

-

Sequentially there is a decline in margin as during the last quarter we recognized revenue from the out-licencing of PP Neuro products. On a like to like basis, the margins improved by ~260 bps due to manufacturing leverage and business mix.

•

SG&A expenses at Rs. 12.7 billion, an increase of 5% on a year-on-year basis and decline of 4% sequentially. SG&A as % to sales improved by 240 bps on a year-on-year basis and on a like-to-like basis leverage improved sequentially as well.

•

In December, 2019 there has been a generic launch and an authorized generic launch for the product Nuvaring®, which has led to a considerable erosion in the value of this product for us, and accordingly we have taken an impairment charge of Rs. 11.1 billion ($ 156.5 mn). In addition to this, considering the current market dynamics, we have taken an impairment charge of Rs. 2.1 billion on the intangibles pertaining to other products. In total, we have taken an impairment of Rs. 13.2 billion on the intangible assets for this quarter. In Q2 FY 20, we had an impairment charge of Rs. 3.6 billion.

•	R&D expenses at Rs. 3.9 billion. As % to Revenues- Q3 FY20: 9.0% | Q2 FY 20: 7.6% | Q3 FY19: 9.5%. Focus continues on building healthy pipeline of products across our markets.

•

Other operating income at Rs. 228 million compared to Rs. 681 million in Q3 FY19. Previous year includes Rs. 423 million on account of sale of API business manufacturing unit located at Jeedimetla, Hyderabad.

•

Net Finance income at Rs. 419 million compared to net finance expense of Rs. 13 million in Q3 FY19. The increase is primarily on account of foreign exchange gain in current quarter compared to loss in Q3 FY19.

•	Loss before Tax at Rs. 5.3 billion, loss is primarily on account of impairment of intangible assets. Excluding impairment, profit before tax is at Rs. 7.9 billion.

•	The net tax for the quarter is at Rs. 0.42 billion.

•	Diluted loss per share is at Rs. 34.4

•	Capital expenditure is at Rs. 1.2 billion.

Earnings Call Details (06:30 pm IST, 08:00 am EST, January 27, 2020)

The Company will host an earnings call to discuss the performance and answer any questions from participants.

Audio conference Participants can dial-in on the numbers below:

Universal Access Number:	+91 22 6280 1219
Secondary number:	+91 22 7115 8120

Local Access number:	+91 70456 71221
(Available all over India)

International Toll Free Number	USA	1 866 746 2133
	UK	0 808 101 1573
	Singapore	800 101 2045
	Hong Kong	800 964 448

Playback of call:	+91 22 7194 5757, +91 22 6663 5757
Conference ID:	58113

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to  without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.